August 9, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Rentberry, Inc.

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed July 20, 2022

File No. 024-11437

Dear Ms. Woo:

We acknowledge receipt of the comments in your letter dated August 4, 2022, regarding the Offering Statement of Rentberry, Inc. (the “Company”), which we have set out below, together with our responses.

Post Qualification Amendment No. 2 to Form 1-A filed July 20, 2022

General

1. Please refer to prior comment 2 and describe any impact:.

●	resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

●	that may result if Russia or another government nationalizes your assets or operations in Ukraine. If the impact is not material, please explain why.

We respectfully acknowledge the Staff’s comment, and the Company advises the Staff that it has considered the potential impact:

●	resulting from the reaction of our investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

●	that may result if Russia or another government nationalizes our assets or operations in Ukraine.

The Company has revised the risk factor entitled, “We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions” to reflect the potential for the nationalization of its apartment in Kyiv, its only remaining asset in Ukraine. Currently, the Company has no employees or contractors residing in Ukraine, does not have any listings in Ukraine, Russia or Belarus, and has no current connection to the affected regions other than the ownership of the apartment. The Company notes that information with respect to the apartment has been disclosed in “Risk Factors,” “The Company’s Property,” and “Management’s Discussion and Analysis.” The Company notes also that its business operations are internet-based and so can be performed from any location having internet access. As described in the risk factor on page 9 of Post Qualification Amendment No. 2, the Company’s employees and contractors have left Ukraine and now reside in other parts of Europe and so are able to continue their work, and the Company’s main management staff is based in the United States. Accordingly, the Company believes that its current disclosure appropriately presents the impact of the invasion on the Company.

2. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

The Company advises the Staff that it has considered the potential for new or heightened risk of potential cyberattacks by state actors or others since Russian’s invasion of Ukraine, and while it will monitor ongoing developments closely and update its disclosure as it determines is necessary and useful for investors to evaluate the risks associated with the Company’s business, it believes that the disclosure included in “Rentberry and its subsidiaries are vulnerable to hackers and cyberattacks,” on page 15 of Post Qualification Amendment No. 3. appropriately presents the impact and material risks to the Company’s business resulting from cyberattacks by state actors or others since Russia’s invasion of Ukraine. . Because our employees and contractors are now located in other parts of Europe, the Company has limited operations in Ukraine (see Response #1 above), any cyberattacks and hacking in Ukraine will not impact our Company’s operations. The Company also notes that since the Company is internet based the prevention of cyberattacks has also been a priority and the Company has and will continue to work with industry experts to limit its exposure.

3. Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

The Company’s board of directors is directly involved in assessing any risks the Company faces as a result of the Russian invasion of Ukraine, more so because its executive officers also serve in the capacity as board members. The Company’s initial primary concern was for the safety of its employees and contractors, who have all relocated to parts of Europe. Currently, the Company has no employees or contractors resident in Ukraine, does not have any listings in Ukraine, Russia or Belarus and has no current connection to the affected regions other than the ownership of the apartment, which it has disclosed in “Risk Factors,” “The Company’s Property,” and “Management’s Discussion and Analysis.” As the Company’s business operations are internet-based, and so can be performed from any location having internet access, the effect on its supply chain/suppliers has been limited. Although there has not been an issue to date, the Company’s board continues to assess any risks related to service providers. The Company notes that such a conflict, like many global events, may impact its business by limiting the demand for its business or limiting the geographic areas where it can conduct its business, which the Company discusses in “Our results of operations may be negatively impacted by the effects of certain global events.” See page 6 of our Post Qualification Amendment No. 3.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Rentberry, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Oleksiy Lyubynskyy

Chief Executive Officer

Rentberry, Inc.